

13031622

UNI1
SECURITIES AND E.
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Olin Avenue, Suite 2000
(No. and Street)

San Jose (City) CA (State) 95128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Clinton (408)260-3120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Michael Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this

26 (Date) day of February (Month), 20 13 (Year), by

(1) Michael Clinton (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (x)

~~(and~~

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Hong Phuong Ho (Signature of Notary Public)


HONG PHUONG HO
Commission # 1914102
Notary Public - California
Santa Clara County
My Comm. Expires Nov 22, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Loring Ward Securities, Inc.:

We have audited the accompanying financial statements of Loring Ward Securities Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Loring Ward Securities Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 27, 2013

LORING WARD SECURITIES INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	182,790
Prepaid expenses		48,241
Deposits and other current assets		178,707
Income taxes receivable from related party (note 2(c))		8,739
Due from related party (note 3)		10,680
Deferred tax asset		69,659
Total assets	$	498,816

Liabilities and Stockholder's Equity

Accounts payable	$	27,900
		27,900
Stockholder's equity:		
Common stock, $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		99,999
Retained earnings		370,916
Total stockholder's equity		470,916
Total liabilities and stockholder's equity	$	498,816

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Operations

Year ended December 31, 2012

Revenues:		
Brokerage commissions	$	465,733
Supervisory fees (note 3)		170,637
Interest and dividend income		2,168
Total revenues		638,538
Expenses:		
Licensing and brokerage transaction fees		59,193
Management fee to related party (note 3)		325,248
General		81,629
Insurance		41,661
Total expenses		507,731
Income before income taxes		130,807
Income taxes (note 4)		52,107
Net income	$	78,700

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances, December 31, 2011	$	1	99,999	292,216	392,216
Net income		—	—	78,700	78,700
Balances, December 31, 2012	$	1	99,999	370,916	470,916

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	78,700
Adjustments for change in:		
Prepaid expenses		8,566
Deposits and other current assets		(97,172)
Income taxes receivable from related party		121,766
Due from related party		(10,680)
Deferred tax asset		(69,659)
Accounts payable		6,900
Due to related party		(31,185)
Increase in cash and cash equivalents		7,236
Cash and cash equivalents, beginning of year		175,554
Cash and cash equivalents, end of year	$	182,790

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Loring Ward Securities Inc. (the Company), a wholly owned subsidiary of Loring Ward Group Inc. (LWGI), is wholly owned by Werba Reinhard Inc. (WRI) who is the ultimate shareholder of the Company. The Company is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is licensed to operate in all 50 states plus the District of Columbia and the U.S. Virgin Islands.

The Company's business includes the underwriting and distribution of the SA Funds - Investment Trust and introducing clients' securities accounts to its correspondent clearing firm on a fully-disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less. Cash and cash equivalents includes a restricted cash deposit of $100,000 with Pershing LLC. Refer to note 6 for further details.

(c) Income Taxes

The Company is a member of the WRI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by WRI. The Company may also be included in certain state and local tax returns of WRI or its subsidiaries. The Company's tax sharing agreement with LWGI generally provides that current and deferred tax provision is calculated using a separate return method, modified by a benefits for loss approach in which the net federal and state taxable loss of one entity is used in the consolidated federal tax return or combined state tax return to offset taxable income of another entity which reduces what otherwise would have been higher consolidated taxable income and taxes payable. The Company implemented a new tax sharing agreement effective January 1, 2011 which resulted in a change in tax accounting policy for recording of intercompany tax receivables/payables. In accordance with the new policy, the Company is now recording deferred tax assets or liabilities as prescribed under the separate return method of accounting without modification for WRI's ability to utilize the Company's net operating losses in its U.S. federal consolidated tax return and respective combined or consolidated state tax return. This method resulted in an intercompany tax receivable from LWGI to the Company of $8,739 as of December 31, 2012.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

(Continued)

recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

(d) Revenues

Brokerage Commissions

The Company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

Supervisory Fees

The Company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

Interest and Dividend Income

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(e) Licensing and Brokerage Transaction Fees

The Company pays licensing fees to FINRA for individual and state registration. Additionally, the Company pays transaction fees in relation to being an underwriter for the sale or purchase of certain funds to clients.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the result of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

- The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the Company. For the year ended December 31, 2012, the Company earned $70,637 in supervisory fees from LWIF clients.

- As per the amended administrative service agreement dated October 1, 2011 between the Company and LWIF, LWIF paid the Company $100,000 in 2012 as fees for the distribution services provided by the Company. This fee is included in supervisory fees in the accompanying statement of operations.
- Starting in October 2011, LWIF pays fixed transaction fees for all trades the Company introduces to the clearing broker on behalf of LWIF. The fee is multiplied to the actual number of transactions for each month and totaled $394,883 for the year ended December 31, 2012.

The Company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the Company and other commonly controlled entities, including, but not limited to, personnel, office space and other support services. The Company pays a monthly management fee of $27,104 ($325,248 for 2012) under an agreement between the parties to compensate LWIF for these common expenses.

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties. Current related party accounts are noninterest bearing.

Related party receivables as of December 31, 2012 are as follows:

(i) Income Taxes Receivable from Related Party:

Loring Ward Group Inc., due on demand	$	8,739

(ii) Due from Related Party:

LWI Financial Inc., due on demand	$	10,680

(4) Income Taxes

Deferred income taxes consist of the following:

Federal taxes	$	40,544
State and local taxes		11,563
	$	52,107

The income tax expense for 2012 of $52,107 is consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income.

The Company has a deferred tax asset of $69,659. The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company. Accordingly, no valuation allowance has been established as of December 31, 2012.

(Continued)

(5) Financial Instruments

(a) Risk Management Activities

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The Company earns supervisory fees, which vary based upon the net asset value of assets managed for LWIF and distributions fees based on the administrative services agreement. For the year ended December 31, 2012, such fees were 26.7 percent of total revenue. The supervisory fees are received through LWIF from their clients and distribution fees are received from LWIF. Therefore, termination of this relationship with LWIF could adversely affect the Company's revenue.

(b) Fair Values

Accounting principles generally accepted in the United States of America define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instrument for which the carrying amounts are included in the balance sheet under the following indicated captions:

(a) Cash and cash equivalents, deposits and other current assets, and accounts payable

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

(b) Due from (to) related parties and income taxes receivable (payable) to related parties

The carrying amounts approximate fair value because of the short-term nature of the instruments and due to the underlying terms and conditions.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statement of financial condition. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(7) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company was in compliance with Rule 15c3-1, with net capital of $327,935, which was $322,935 in excess of its required net capital of $5,000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(Continued)

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2013, the date at which the financial statements were available to be issued, and determined there were no events that required disclosure.

LORING WARD SECURITIES INC.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital:		
Total stockholder's equity	$	470,916
Less nonallowable assets		142,981
Net capital		327,935
Aggregate indebtedness:		
Accounts payable		27,900
Total aggregate indebtedness		27,900
Computation of net capital requirements:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness of $27,900		5,000
Net capital in excess of requirements	$	322,935
Ratio of aggregate indebtedness to net capital		0.09 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on January 23, 2013, is not required as no material differences exist.

See accompanying independent auditors' report.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Loring Ward Securities Inc.:

In planning and performing our audit of the financial statements of Loring Ward Securities Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2013